Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

PRESS RELEASE Brussels, 26 August 2016, 8.00 AM CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

This announcement is an advertisement and not a prospectus or a prospectus equivalent document. Investors should not purchase or subscribe for any shares referred to in this announcement except on the basis of information in the documents relating to the UK Scheme, the Belgian Offer and the Belgian Merger (including the prospectuses referred to in this announcement) which are published by Anheuser-Busch InBev SA/NV, SABMiller plc or Newbelco SA/NV (as the case may be).

ANHEUSER-BUSCH INBEV ANNOUNCES PUBLICATION OF

TRANSACTION DOCUMENTS FOR THE RECOMMENDED

COMBINATION WITH SABMILLER

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) (JSE: ANB) today announces the publication of the transaction documents in connection with its recommended combination with SABMiller plc (“SABMiller”).

The expected timetable of principal events is set out below.

Defined terms used but not defined in this announcement have the meanings set out in the scheme document published by SABMiller today (the “Scheme Document”).

Transaction documents

The suite of transaction documents comprises documents published by each of AB InBev, SABMiller and Newbelco SA/NV (“Newbelco”) relating to each step of the implementation of the combination as set out below. The documents contain important information for the shareholders of AB InBev, SABMiller and Newbelco in relation to the combination, including details of the action to be taken by shareholders. The key documents being published today are listed below. Copies of these documents will be available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on AB InBev’s website www.ab-inbev.com and on www.globalbrewer.com.

Step 1: the UK Scheme

•

the UK scheme document published by SABMiller which contains, among other things, the full terms and conditions of the UK Scheme, the recommendation of the boards of directors of SABMiller and AB InBev, together with details of the actions to be taken by SABMiller shareholders

•

the South African Offer Prospectus published by Newbelco for South African shareholders of SABMiller which contains, among other things, information relating to Newbelco, a description of the Transaction and risk factors relating to Newbelco and the Transaction

•

the reports issued by Newbelco and by Deloitte LLP in its capacity as statutory auditor of Newbelco relating to the contribution-in-kind of the SABMiller shares to Newbelco under the UK Scheme for the purposes of Belgian law

Step 2: the Belgian Offer

•

the Belgian Offer Prospectus published by AB InBev in relation to the Belgian Offer which contains, among other things, the full terms and conditions of the Belgian Offer, the recommendation of the board of directors of AB InBev, as well as information about AB InBev and Newbelco

PRESS RELEASE Brussels, 26 August 2016, 8.00 AM CET

•

the Belgian Offer Response Memorandum adopted by Newbelco in relation to the Belgian Offer which contains, among other things, a description of the combination and an assessment of the Belgian Offer by the board of directors of Newbelco

Step 3: the Belgian Merger

•

the common merger terms which describe, among other things, the structure and rationale of the transaction, the exchange ratio, as well as the terms and consequences of the Belgian Merger (this document was already made available on 2 August 2016)

•

the reports issued by each of AB InBev and Newbelco in relation to the Belgian Merger and which contain, among other things, the full terms and conditions of the Belgian Merger and the recommendation of the boards of directors of AB InBev and Newbelco, as well as the reports issued by Deloitte LLP in its capacity as statutory auditor to Newbelco in relation to the Belgian Merger

•

the F-4 Registration Statement to be filed by Newbelco with the U.S. Securities and Exchange Commission which contains or incorporates, among other things, market and industry and business information relating to AB InBev and SABMiller, a description of the combination, risk factors relating to the combination and Newbelco, selected historical financial data of AB InBev and SABMiller, management discussion and analysis of the results of operations of AB InBev and SABMiller and illustrative unaudited pro forma financial information

Admission to trading of Newbelco shares

•

the Belgian Listing Prospectus published by Newbelco in connection with the proposed admission of the ordinary shares in Newbelco on Euronext Brussels NV/SA which contains, among other things, business information relating to AB InBev and SABMiller, a description of the combination and Newbelco and risk factors relating to the combination and Newbelco

General meeting of AB InBev

•

the convening notice to the AB InBev Shareholders of the extraordinary general meeting of AB InBev to be held on 28 September 2016 and where the AB InBev Shareholders will vote to approve, among other things, the Belgian Merger and the Belgian Offer.

Expected timetable

Below is an indicative timetable of expected dates for certain principal events relating to the Transaction. All references to times are to London time unless otherwise stated.

Event	Time and/or date(1)
Latest time for SABMiller Shareholders to lodge BLUE Forms of Proxy and registering proxy appointments electronically for the UK Scheme Court Meeting	9.00 a.m. on 26 September 2016(2)

Latest time for SABMiller Shareholders to lodge WHITE Forms of Proxy and registering proxy appointments electronically for the SABMiller General Meeting	9.15 a.m. on 26 September 2016(3)

Voting Record Time	6.30 p.m. on 26 September 2016(4)

AB InBev General Meeting	9.00 a.m. (Brussels time) on 28 September 2016

PRESS RELEASE Brussels, 26 August 2016, 8.00 AM CET

UK Scheme Court Meeting	9.00 a.m. on 28 September 2016

SABMiller General Meeting	9.15 a.m. on 28 September 2016(5)

Newbelco General Meeting	11.00 a.m. (Brussels time) on 28 September 2016

Last day to trade in SABMiller Shares on the South African Register	29 September 2016

Suspension of listing of SABMiller Shares on the Johannesburg Stock Exchange	At start of day on 30 September 2016(6)

UK Scheme Court Sanction Hearing	4 October 2016(7)

Last day of dealings in, and for registration of transfers of, and disablement in CREST of, SABMiller Shares on the UK Register	4 October 2016

UK Scheme Record Time	6.00 p.m. on 4 October 2016

Expected UK Scheme Effective Time	6.15 p.m. on 4 October 2016

Delisting of SABMiller Shares on the London Stock Exchange and the Johannesburg Stock Exchange	by 8.00 a.m. on 5 October 2016

Capital Increase, issue of Initial Newbelco Shares to SABMiller Shareholders and the Re-registration	6 October 2016

Belgian Offer opens	8 a.m. (9 a.m. Brussels time) on 7 October 2016

Latest time for lodging, changing/amending the GREEN Form of Election or for making an Electronic Election	6 p.m. (7 p.m. Brussels time) on 7 October 2016(8)

Belgian Offer Closes	6 p.m. (7 p.m. Brussels time) on 7 October 2016

Reclassification and Consolidation	By 11 a.m. (12 p.m. Brussels time) on 8 October 2016

Belgian Merger (between AB InBev and Newbelco) becomes effective	7 p.m. (8 p.m. Brussels time) on 10 October 2016

New Ordinary Shares listed and commencement of dealings in the New Ordinary Shares on Euronext Brussels, the Johannesburg Stock Exchange and the Mexico Stock Exchange, and listing of Newbelco ADSs on the NYSE

At opening of markets on 11 October 2016

Last date for despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE system accounts for cash proceeds due under the Belgian Offer	13 October 2016

Long Stop Date	11 May 2017(9)

PRESS RELEASE Brussels, 26 August 2016, 8.00 AM CET

Notes:

(1)

All times shown are London times unless otherwise stated. The dates and times given are indicative only and are based on AB InBev’s and SABMiller’s current expectations and may be subject to change. If any of the times and/or dates above change, the revised times and/or dates will be notified to SABMiller Shareholders by announcement through a Regulatory Information Service, on SENS and in the usual South African business newspapers for announcements of this nature.

(2)

The BLUE Form of Proxy for the UK Scheme Court Meeting may, alternatively, be handed to Equiniti or the Chairman of the UK Scheme Court Meeting before the start of the UK Scheme Court Meeting (or any adjournment thereof). However, if possible, SABMiller Shareholders are requested to lodge the BLUE Forms of Proxy at least 48 hours before the time appointed for the UK Scheme Court Meeting.

(3)

The WHITE Form of Proxy for the SABMiller General Meeting must be lodged with the relevant SABMiller Registrar by no later than 9.15 a.m. on 26 September 2016 in order for it to be valid, or, if the SABMiller General Meeting is adjourned, no later than 48 hours before the time fixed for the holding of the adjourned meeting. If the WHITE Form of Proxy is not returned by such time, it will be invalid.

(4)

If either SABMiller Meeting is adjourned, the Voting Record Time for the adjourned SABMiller Meeting will be 6.30 p.m. on the date which is two days before the date set for the adjourned SABMiller Meeting.

(5)	To commence at the time fixed or, if later, immediately after the conclusion or adjournment of the UK Scheme Court Meeting.

(6)	SABMiller Shares on the South African Register cannot be rematerialized or dematerialized from the commencement of trade on 30 September 2016.

(7)

Or, if later, not later than 30 Business Days after the satisfaction or waiver of all of the Conditions other than the Post Scheme Sanction Conditions and the Condition set out in paragraph (a)(iii) of Part (A) of Part V of the Scheme Document (or such later date as SABMiller and AB InBev may agree and the UK Court may allow). In such event, the events in this timetable which are scheduled to occur after the UK Scheme Court Sanction Hearing will be postponed accordingly.

(8)

As at the close of trading on the last day of dealings in SABMiller Shares prior to the UK Scheme Effective Time, there may be unsettled, open trades for the sale and purchase of SABMiller Shares within the CREST system. The SABMiller Shares that are the subject of such unsettled trades will be treated under the UK Scheme in the same way as any other SABMiller Share registered in the name of the relevant seller under that trade. Consequently, SABMiller Shareholders on the SABMiller Register at the UK Scheme Record Time with SABMiller Shares linked to an election for the Partial Share Alternative will receive the Initial Newbelco Shares in accordance with the terms of the UK Scheme. PLEASE NOTE THAT NO TRANSFERS OF RESTRICTED NEWBELCO SHARES WILL BE PERMITTED FOLLOWING COMPLETION TO SETTLE ANY UNSETTLED TRADES DUE TO THE RESTRICTIONS ON THE TRANSFERABILITY OF THE RESTRICTED NEWBELCO SHARES, AS DESCRIBED IN PARAGRAPH 3 OF APPENDIX V OF THE SCHEME DOCUMENT. CONSEQUENTLY, PRIOR TO MAKING AN ELECTION FOR THE PARTIAL SHARE ALTERNATIVE, SABMILLER SHAREHOLDERS SHOULD NOTE THAT THEY WILL BE UNABLE TO FULFIL ANY OBLIGATION TO DELIVER RESTRICTED NEWBELCO SHARES TO A RELEVANT BUYER UNDER AN UNSETTLED TRADE IN THE CREST SYSTEM.

(9)	This is the latest date by which the Transaction must become effective unless SABMiller and AB InBev agree, and (if required) the UK Court and the Panel allow, a later date.

English, French and Dutch versions of this press release will be available on www.ab-inbev.com.

PRESS RELEASE Brussels, 26 August 2016, 8.00 AM CET

ANALYST CONFERENCE CALL AND WEBCAST

Following today’s announcement, AB InBev Chief Executive Officer Carlos Brito and Chief Financial Officer Felipe Dutra will host a conference call for analysts to discuss the recommended combination with SABMiller.

Analyst Conference Call and Webcast on Tuesday, August 30, 2016:

3.00pm Brussels / 2.00pm London / 9.00am New York

Call details

Webcast (listen-only mode)

http://cache.merchantcantos.com/webcast/webcaster/4000/7464/16531/65300/Lobby/default.htm

Analyst Conference call (with interactive Q&A)

To participate in the conference call Q&A session, please dial in to the call 10-15 minutes prior to start time using the following details:

US Conference Number: +1 (800) 230-1092

International Conference Number: +1 (612) 234-9960

Please note that the accompanying slides will be made available via the webcast, available and for download on AB InBev’s website under the Investors tab and www.globalbrewer.com.

For those unable to listen to the live broadcast, a replay of the webcast and a transcript of the call will be archived and available on AB InBev’s website under the Investors tab and www.globalbrewer.com.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150,000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 26 August 2016, 8.00 AM CET

CONTACTS
Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

AB InBev Communications Adviser – Brunswick

Steve Lipin (Brunswick Group US)

Tel: +1 212 333 3810

E-mail: slipin@brunswickgroup.com

Katie Ioanilli (Brunswick Group UK)

Tel: +44 20 7404 5353

E-mail: kioanilli@brunswickgroup.com

European Shareholder Helpline – Georgeson

Free phone number 00800 3814 3814

Toll number +44 (0)117 3785 209

PRESS RELEASE Brussels, 26 August 2016, 8.00 AM CET

NOTES

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

PRESS RELEASE Brussels, 26 August 2016, 8.00 AM CET

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed business combination with SABMiller (including with respect to the expected timing and scope of these transactions), and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016 and in the Registration Statement on Form F-4, which includes a prospectus, expected to be filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, the Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that AB InBev, SABMiller or Newbelco have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) expects to file a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus will be mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders is expected to be implemented under a UK scheme of arrangement provided for under English company law. As such, it is expected that any shares to be issued under the transaction to SABMiller shareholders will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and will be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

PRESS RELEASE Brussels, 26 August 2016, 8.00 AM CET

Additional Information

This communication is for informational purposes only. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for the registration statement being filed on 26 August 2016 with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.